                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (Rule 14d-100)

                             TENDER OFFER STATEMENT
    UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. )*

                               DIGENE CORPORATION
                       (Name of Subject Company (Issuer))

                                  CRUISER, INC.
                         a wholly-owned subsidiary of

                                CYTYC CORPORATION
                                   (Offerors)

                            (Names of Filing Persons
            (Identifying Status as Offeror, Issuer or Other Person))

                          COMMON STOCK, $0.01 PAR VALUE
            (Including the Associated Right to Purchase Common Stock)

                         (Title of Class of Securities)

                                    25375210
                      (CUSIP Number of Class of Securities)


                               Patrick J. Sullivan
                            Chief Executive Officer,
                        Vice Chairman and Chairman-elect
                                Cytyc Corporation
                                 85 Swanson Road
                              Boxborough, MA 01719
                                 (978) 263-8000

                     (Name, address, and telephone number of
                    person authorized to receive notices and
                   communications on behalf of filing persons)

                                    Copy to:

                            Jonathan M. Moulton, Esq.
                             Lawrence A. Gold, Esq.
                         Testa, Hurwitz & Thibeault, LLP
                                 125 High Street
                                Boston, MA 02110
                                 (617) 248-7000

                            CALCULATION OF FILING FEE

          TRANSACTION VALUATION*         AMOUNT OF FILING FEE**
            $689,706,902.70                   $63,453.04

* Estimated for purposes of calculating the amount of the filing fee only based on the product of (a) $31.15, the average of the high and low sales price per share of the common stock, par value $0.01 per share, of Digene Corporation on the Nasdaq National Market on February 25, 2002, plus $4.00, the amount of additional cash consideration to be received for each share of Digene common stock and (b) 19,621,818, the maximum number of shares of Digene common stock estimated to be received by Cytyc Corporation upon the consummation of the exchange offer and subsequent merger.

**  0.0092% of the Transaction Valuation.

|X| Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $49,011.38

Form or Registration No.:   Form S-4

Filing Party:   Cytyc Corporation

Date Filed:  March 1, 2002

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|  third-party tender offer subject to Rule 14d-1.

|_|  issuer tender offer subject to Rule 13e-4.

|_|  going-private transaction subject to Rule 13e-3.

|_|  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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

        This Tender Offer Statement on Schedule TO relates to an offer by Cruiser, Inc., a Delaware Corporation ("Cruiser") and wholly owned subsidiary of Cytyc Corporation, a Delaware corporation ("Cytyc"), to exchange all outstanding shares of common stock, par value $0.01 per share, of Digene Corporation, a Delaware corporation ("Digene"), for cash and shares of common stock, par value $0.01 per share, of Cytyc ("Cytyc Common Stock"), as described in the Prospectus referenced below (the "Offer").

        The Offer is made pursuant to an Agreement and Plan of Merger, dated as of February 19, 2002, by and among Cytyc, Cruiser and Digene, which contemplates the Offer and the merger of Cruiser into Digene under circumstances described in the Prospectus referenced below (the "Merger"). Cruiser and Cytyc have filed a registration statement with the Securities and Exchange Commission on Form S-4 relating to the shares of Cytyc Common Stock to be issued to stockholders of Digene in the Offer and the Merger (the "Registration Statement"). The terms and conditions of the Offer and the Merger (as may from time to time be amended, supplemented or finalized) are described in the preliminary prospectus dated as of March 1, 2002 (as such preliminary prospectus may be amended and supplemented and which is a part of the Registration Statement, the "Prospectus"), and the related Letter of Transmittal.

ITEMS 1-11.

     As permitted by General Instruction F to Schedule TO, all of the information in the Prospectus and the related Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer filed with the Securities and Exchange Commission after the date hereof, is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO, except as otherwise set forth below.

ITEM 12.   EXHIBITS

(a) (1) (i)   Registration Statement on Form S-4, File No. 333-83582,
              dated March 1, 2002.*

(a) (1) (ii)  Form of Letter of Transmittal.*

(a) (1) (iii) Form of Notice of Guaranteed Delivery.*

(a) (2)       None.

(a) (3)       Not applicable.

(a) (4)       Not applicable.

(a) (5) (i)   Form of Letter to Brokers, Dealers, etc.*

(a) (5) (ii)  Form of Letter to Clients.*

(a) (5) (iii) Form of Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9.*

(a) (5) (iv)  Joint Press release issued by Cytyc Corporation and
              Digene Corporation on February 19, 2002, as amended.**

(b) (i)       None.

(c)           Not applicable.

(d) (1) Agreement and Plan of Merger, dated February 19, 2002, by and among Cytyc Corporation, Digene Corporation, and Cruiser, Inc.*

(d)(2) Stockholders Agreement, dated February 19, 2002, by and among Cytyc Corporation, Cruiser, Inc. and certain stockholders of Digene Corporation.*

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

(d)(3) Transaction Option Agreement, dated February 19, 2002, by and between Cytyc Corporation and Digene Corporation.*

(e)           Not applicable.

(f)           Not applicable.

(g)           None.

(h)           None.

-----------------
* Incorporated by reference from the Registration Statement on Form S-4 filed with the Securities and Exchange Commission by Cytyc Corporation on March 1, 2002.

** Incorporated by reference from Cytyc Corporation's Rule 425 filing with the Securities and Exchange Commission on February 19, 2002.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       CRUISER, INC.


                                       By: /s/ Daniel J. Levangie
                                           ------------------------
                                          Name:  Daniel J. Levangie
                                          Title: President

                                       CYTYC CORPORATION

                                       By: /s/ Patrick J. Sullivan
                                           ------------------------
                                          Name:  Patrick J. Sullivan
                                          Title: Vice-Chairman, Chairman-elect
                                                 and Chief Executive Officer

Dated:  March 1, 2002

                                INDEX TO EXHIBITS

(a) (1) (i)   Registration Statement on Form S-4, File No. 333-83582,
              dated March 1, 2002.*

(a) (1) (ii)  Form of Letter of Transmittal.*

(a) (1) (iii) Form of Notice of Guaranteed Delivery.*

(a) (2)       None.

(a) (3)       Not applicable.

(a) (4)       Not applicable.

(a) (5) (i)   Form of Letter to Brokers, Dealers, etc.*

(a) (5) (ii)  Form of Letter to Clients.*

(a) (5) (iii) Form of Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9.*

(a) (5) (iv)  Joint Press release issued by Cytyc Corporation and
              Digene Corporation on February 19, 2002, as amended.**

(b) (i)       None.

(c)           Not applicable.

(d)(1) Agreement and Plan of Merger, dated February 19, 2002, by and among Cytyc Corporation, Digene Corporation, and Cruiser, Inc.*

(d)(2) Stockholders Agreement, dated February 19, 2002, by and among Cytyc Corporation, Cruiser, Inc. and certain stockholders of Digene Corporation.*

(d)(3) Transaction Option Agreement, dated February 19, 2002, by and between Cytyc Corporation and Digene Corporation.*

(e)           Not applicable.

(f)           Not applicable.

(g)           None.

(h)           None.

-----------------
* Incorporated by reference from the Registration Statement on Form S-4 filed with the Securities and Exchange Commission by Cytyc Corporation on March 1, 2002.

** Incorporated by reference from Cytyc Corporation's Rule 425 filing with the Securities and Exchange Commission on February 19, 2002.



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